July 18, 2012
Mary Beth M. Clary mbclary@porterwright.com Also admitted in: Ohio
VIA EDGAR
Porter Wright Morris & Arthur LLP 9132 Strada Place Third Floor Naples, Florida 34108-2683 Direct: 239-593-2959 Fax: 239-593-2990 Toll free: 800-876-7962	Stephanie J. Ciboroski Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

	RE:	Huntington Bancshares Incorporated
File No. 001-34073
www.porterwright.com		Form 10-K for the fiscal year ended December 31, 2011,
Filed February 17, 2012
Form 10-Q for the quarterly period ended March 31, 2012,
Filed April 30, 2012
CINCINNATI CLEVELAND COLUMBUS DAYTON NAPLES WASHINGTON, DC

Dear Ms. Ciboroski:

I represent, and am responding on behalf of, Huntington Bancshares Incorporated in connection with your letter, dated July 9, 2012, regarding the comments of the Staff of the Securities and Exchange Commission to Huntington’s Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 17, 2012, its Form 10-Q for the quarterly period ended March 31, 2012, and its response, dated May 29, 2012, to your comments of April 30, 2012.

We note that your letter indicated that we should respond within 10 business days or indicate to the Staff when we will respond. This correspondence is to confirm my prior conversations with both Rahim Ismail and Laura Crotty on July 17, 2012, that we will respond to the comments in your letter on or before August 6, 2012.

If you have any questions or need additional information, please feel free to contact me at (239) 593-2959.
Sincerely,
/s/Mary Beth M. Clary
Mary Beth M. Clary

	Cc:	Laura Crotty
Rahim Ismail
Suzanne Hayes